Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158198

Prospectus Supplement No. 1

August 6, 2009
(To Prospectus dated March 25, 2009)

EQT CORPORATION
2009 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The following information supplements the information contained in our prospectus dated March 25, 2009, related to our 2009 Dividend Reinvestment and Stock Purchase Plan.  You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

We are filing this prospectus supplement to reflect a change in the information provided in Question 10, “When will optional cash payments be invested?” on page 5 of the prospectus.  Question 10 is amended and restated as follows:

10.                            When will optional cash payments be invested?

Optional cash payments will be invested as of each dividend payment date (normally March 1, June 1, September 1 and December 1) and as of the first business day of each month in which no dividend payment date occurs (“interim investment date”).  For an optional cash payment to be invested on a dividend payment date or interim investment date, the funds must be received by the Administrator on or before the business day prior to the date in question.  No interest is paid by the Company on optional cash payments.  It is therefore suggested that any optional cash payment which a participant wishes to make be sent so as to arrive shortly before the applicable business day referred to above.